SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           SKY HARVEST WINDPOWER CORP.
                                (Name of Issuer)

                         Common Stock, Par Value $0.001
                         (Title of Class of Securities)

                                   83084A 10 2
                                 (Cusip Number)

                         Plein Sprung Energy Partnership
                              1106 Mill Creek Drive
                             Buffalo Grove, IL 60089
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 22, 2011
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP No. 83084A 10 2                                          Page 2 of 5 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    PLEIN SPRUNG ENERGY PARTNERSHIP (IRS # 45-2655793)
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Illinois, United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,900,000 shares of common stock
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     None
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,900,000 shares of common stock
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     None
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,900,000 shares
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.15%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP No. 83084A 10 2                                          Page 3 of 5 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Statement relates is shares of common stock with par value $0.001 the "Shares"), of Sky Harvest Windpower, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 890 West Pender Street, Suite 710, Vancouver, British Columbia, Canada, V6C 1J9.

ITEM 2. IDENTITY AND BACKGROUND

A. Name of Person filing this Statement: Plein Sprung Energy Partnership (the "Holder")

B.   Residence or Business Address: 1106 Mill Creek Drive, Buffalo Grove, IL
     60089

C. Present Principal Occupation and Employment: The principal business of the Holder is energy investment. The address of the Holder's principal office is 1106 Mill Creek Drive, Buffalo Grove, IL 60089.

D. The Holder has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E. The Holder has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.   Citizenship: N/A

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Holder acquired 1,640,000 shares of common stock of the Company at $0.25 each pursuant to a private placement. The Holder also acquired an additional 1,050,000 shares of common stock at $0.10 each pursuant to private transactions. The Holder paid for the purchases with working capital.

ITEM 4. PURPOSE OF TRANSACTION

The Holder acquired the Shares for investment purposes. Depending on market conditions and other factors, the Holder may acquire additional securities of the Company as it deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with the Company or otherwise. The Holder also reserves the right to dispose of some or all of its Shares in the open market, in privately negotiated transactions to third parties or otherwise, provided such transactions are in compliance with applicable securities laws.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP No. 83084A 10 2                                          Page 4 of 5 Pages
---------------------                                          -----------------

As of the date hereof, except as described below, the Holder does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

A. As of June 29, 2011, the Holder holds beneficially the following securities of the Company:

                                                         Percentage of Shares of
Title of Security                   Amount                    Common Stock*
-----------------                   ------                    -------------

Common Stock                      2,900,000                       9.15%

----------
* based on the Company's current issued and outstanding capital of 31,702,016 shares of common stock

B. The Holder has the sole power to vote or to direct the vote of the Shares it holds and has the sole power to dispose or to direct the disposition of the Shares it holds.

C. The Holder acquired a total of 2,690,000 shares of common stock for aggregate consideration of $515,000 pursuant to a private placement completed on June 22, 2011 and a private purchase completed on June 29, 2011. The consideration was paid from the Holder's working capital. The Holder was previously a shareholder of the Company's subsidiary prior to the Company's acquisition of that subsidiary. Upon completion of the acquisition, the Holder received 210,000 shares of common stock in the capital of the Company in exchange for its shares of the subsidiary company.

D.   Not Applicable.

E.   Not Applicable.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP No. 83084A 10 2                                          Page 5 of 5 Pages
---------------------                                          -----------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Holder and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2011


/s/ Hilton Plein
-------------------------------
Signature

Hilton Plein, Partner
-------------------------------
Name/Title